EXHIBIT 13.2

Condensed consolidated statement of income

	three months ended March 31
(unaudited - millions of Canadian $, except per share amounts)	2016	2015

Revenues
Natural Gas Pipelines	1,313	1,305
Liquids Pipelines	480	443
Energy	754	1,126
	2,547	2,874
Income from Equity Investments	135	137
Operating and Other Expenses
Plant operating costs and other	715	754
Commodity purchases resold	514	681
Property taxes	141	134
Depreciation and amortization	454	434
Asset impairment charges	211	—
	2,035	2,003
Loss on sale of assets	(4)	—
Financial Charges
Interest expense	420	318
Interest income and other	(201)	14
	219	332
Income before Income Taxes	424	676
Income Tax Expense
Current	34	68
Deferred	36	139
	70	207
Net Income	354	469
Net income attributable to non-controlling interests	80	59
Net Income Attributable to Controlling Interests	274	410
Preferred share dividends	22	23
Net Income Attributable to Common Shares	252	387

Net Income per Common Share
Basic and diluted	$0.36	$0.55
Dividends Declared per Common Share	$0.565	$0.52

Weighted Average Number of Common Shares (millions)
Basic	702	709
Diluted	703	710

See accompanying notes to the condensed consolidated financial statements.

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Condensed consolidated statement of comprehensive income

	three months ended March 31
(unaudited - millions of Canadian $)	2016	2015

Net Income	354	469
Other Comprehensive (Loss)/Income, Net of Income Taxes
Foreign currency translation (losses)/gains on net investment in foreign operations	(212)	469
Change in fair value of net investment hedges	(2)	(266)
Change in fair value of cash flow hedges	(39)	15
Reclassification to net income of gains on cash flow hedges	80	44
Reclassification to net income of actuarial gains and prior service costs on pension and other post-retirement benefit plans	4	7
Other comprehensive income on equity investments	3	3
Other comprehensive (loss)/income (Note 8)	(166)	272
Comprehensive Income	188	741
Comprehensive (loss)/income attributable to non-controlling interests	(26)	207
Comprehensive Income Attributable to Controlling Interests	214	534
Preferred share dividends	22	23
Comprehensive Income Attributable to Common Shares	192	511
See accompanying notes to the condensed consolidated financial statements.

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Condensed consolidated statement of cash flows

	three months ended March 31
(unaudited - millions of Canadian $)	2016	2015

Cash Generated from Operations
Net income	354	469
Depreciation and amortization	454	434
Asset impairment charges	211	—
Deferred income taxes	36	139
Income from equity investments	(135)	(137)
Distributed earnings received from equity investments	171	135
Employee post-retirement benefits expense, net of funding	11	15
Loss on sale of assets	4	—
Equity allowance for funds used during construction	(57)	(33)
Unrealized losses on financial instruments	71	118
Other	5	13
Increase in operating working capital	(80)	(393)
Net cash provided by operations	1,045	760
Investing Activities
Capital expenditures	(836)	(806)
Capital projects in development	(67)	(163)
Contributions to equity investments	(170)	(93)
Acquisitions, net of cash acquired	(995)	—
Proceeds from sale of assets, net of transaction costs	6	—
Distributions received in excess of equity earnings	88	46
Deferred amounts and other	—	179
Net cash used in investing activities	(1,974)	(837)
Financing Activities
Notes payable issued, net	1,176	279
Long-term debt issued, net of issue costs	1,992	2,277
Long-term debt repaid	(1,357)	(1,016)
Dividends on common shares	(365)	(341)
Dividends on preferred shares	(23)	(22)
Distributions paid to non-controlling interests	(62)	(54)
Common shares issued, net of issue costs	3	10
Common shares repurchased	(14)	—
Preferred shares issued, net of issue costs	—	243
Partnership units of subsidiary issued, net of issue costs	24	4
Net cash provided by financing activities	1,374	1,380
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(57)	29
Increase in Cash and Cash Equivalents	388	1,332
Cash and Cash Equivalents
Beginning of period	850	489
Cash and Cash Equivalents
End of period	1,238	1,821
See accompanying notes to the condensed consolidated financial statements.

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Condensed consolidated balance sheet

		March 31,	December 31,
	(unaudited - millions of Canadian $)	2016	2015

	ASSETS
	Current Assets
	Cash and cash equivalents	1,238	850
	Accounts receivable	1,381	1,388
	Inventories	356	323
	Other	1,162	1,353
		4,137	3,914
Plant, Property and Equipment	net of accumulated depreciation of $22,301 and $22,299, respectively	44,461	44,817
	Equity Investments	6,275	6,214
	Regulatory Assets	1,160	1,184
	Goodwill	4,510	4,812
	Intangible and Other Assets	3,012	3,050
	Restricted Investments	403	351
		63,958	64,342
	LIABILITIES
	Current Liabilities
	Notes payable	2,270	1,218
	Accounts payable and other	2,875	3,021
	Accrued interest	463	520
	Current portion of long-term debt	1,529	2,547
		7,137	7,306
	Regulatory Liabilities	1,447	1,159
	Other Long-Term Liabilities	1,270	1,260
	Deferred Income Tax Liabilities	5,031	5,144
	Long-Term Debt	28,980	28,909
	Junior Subordinated Notes	2,257	2,409
		46,122	46,187
	EQUITY
	Common shares, no par value	12,099	12,102
Issued and outstanding:	March 31, 2016 - 702 million shares
	December 31, 2015 - 703 million shares
	Preferred shares	2,499	2,499
	Additional paid-in capital	—	7
	Retained earnings	2,594	2,769
	Accumulated other comprehensive loss (Note 8)	(999)	(939)
	Controlling Interests	16,193	16,438
	Non-controlling interests	1,643	1,717
		17,836	18,155
		63,958	64,342
	Commitments and Guarantees (Note 12)
	Variable Interest Entities (Note 13)
	Subsequent Events (Note 14)

See accompanying notes to the condensed consolidated financial statements.

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Condensed consolidated statement of equity

	three months ended March 31
(unaudited - millions of Canadian $)	2016	2015

Common Shares
Balance at beginning of period	12,102	12,202
Shares issued on exercise of stock options	3	10
Shares repurchased	(6)	—
Balance at end of period	12,099	12,212
Preferred Shares
Balance at beginning of period	2,499	2,255
Shares issued under public offering, net of issue costs	—	244
Balance at end of period	2,499	2,499
Additional Paid-In Capital
Balance at beginning of period	7	370
Issuance of stock options, net of exercises	5	2
Dilution impact from TC PipeLines, LP units issued	3	1
Impact of common shares repurchased	(8)	—
Impact of asset drop down to TC PipeLines, LP	(38)	—
Reclassification of Additional Paid-In Capital deficit to Retained Earnings	31	—
Balance at end of period	—	373
Retained Earnings
Balance at beginning of period	2,769	5,478
Net income attributable to controlling interests	274	410
Common share dividends	(397)	(369)
Preferred share dividends	(21)	(22)
Reclassification of Additional Paid-In Capital deficit to Retained Earnings	(31)	—
Balance at end of period	2,594	5,497
Accumulated Other Comprehensive Loss
Balance at beginning of period	(939)	(1,235)
Other comprehensive (loss)/income	(60)	124
Balance at end of period	(999)	(1,111)
Equity Attributable to Controlling Interests	16,193	19,470
Equity Attributable to Non-Controlling Interests
Balance at beginning of period	1,717	1,583
Net income attributable to non-controlling interests
TC PipeLines, LP	71	50
Portland	9	9
Other comprehensive (loss)/income attributable to non-controlling interests	(106)	148
Issuance of TC PipeLines, LP units
Proceeds, net of issue costs	24	4
Decrease in TransCanada's ownership of TC PipeLines, LP	(4)	(1)
Distributions declared to non-controlling interests	(68)	(54)
Balance at end of period	1,643	1,739
Total Equity	17,836	21,209

See accompanying notes to the condensed consolidated financial statements.

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Notes to condensed consolidated financial statements
(unaudited)

1. Basis of presentation
These condensed consolidated financial statements of TransCanada Corporation (TransCanada or the Company) have been prepared by management in accordance with U.S. GAAP. The accounting policies applied are consistent with those outlined in TransCanada’s annual audited consolidated financial statements for the year ended December 31, 2015, except as described in Note 2, Accounting changes. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in TransCanada’s 2015 Annual Report.
These condensed consolidated financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These condensed consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2015 audited consolidated financial statements included in TransCanada’s 2015 Annual Report. Certain comparative figures have been reclassified to conform with the current period’s presentation.
Earnings for interim periods may not be indicative of results for the fiscal year in the Company’s Natural Gas Pipelines segment due to the timing of regulatory decisions and seasonal fluctuations in short-term throughput volumes on U.S. pipelines. Earnings for interim periods may also not be indicative of results for the fiscal year in the Company’s Energy segment due to the impact of seasonal weather conditions on customer demand and market pricing in certain of the Company’s investments in electrical power generation plants and non-regulated gas storage facilities.
USE OF ESTIMATES AND JUDGEMENTS
In preparing these financial statements, TransCanada is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. In the opinion of management, these condensed consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the consolidated financial statements for the year ended December 31, 2015, except as described in Note 2, Changes in accounting policies.
2. Accounting Changes
CHANGES IN ACCOUNTING POLICIES FOR 2016
Extraordinary and unusual income statement items
In January 2015, the FASB issued new guidance on extraordinary and unusual income statement items. This update eliminates from GAAP the concept of extraordinary items. This new guidance was effective January 1, 2016, was applied prospectively and did not have a material impact on the Company’s consolidated financial statements.
Consolidation
In February 2015, the FASB issued new guidance on consolidation. This update requires that entities re-evaluate whether they should consolidate certain legal entities and eliminates the presumption that a general partner should

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consolidate a limited partnership. This new guidance was effective January 1, 2016, was applied retrospectively and did not result in any change to the Company's consolidation conclusions. Disclosure requirements outlined in the new guidance are included in Note 13, Variable Interest Entities.
Imputation of interest
In April 2015, the FASB issued new guidance on simplifying the accounting for debt issuance costs. The amendments in this update require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability consistent with debt discounts or premiums. This new guidance was effective January 1, 2016, was applied retrospectively and resulted in a reclassification of debt issuance costs previously recorded in Intangible and other assets to an offset of their respective debt liabilities on the Company’s consolidated balance sheet.
Business combinations
In September 2015, the FASB issued guidance which intends to simplify the accounting measurement-period adjustments in business combinations. The amended guidance requires an acquirer to recognize adjustments to the provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. In the period the adjustment was determined, the guidance also requires the acquirer to record the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. This new guidance was effective January 1, 2016, was applied prospectively and did not have a material impact on the Company's consolidated financial statements.
FUTURE ACCOUNTING CHANGES
Revenue from contracts with customers
In 2014, the FASB issued new guidance on revenue from contracts with customers. This guidance supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In July 2015, the FASB deferred the effective date of this new standard to January 1, 2018, with early adoption not permitted before January 1, 2017. There are two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application.
The Company is currently evaluating the impact of the adoption of this guidance and has not yet determined the effect on its consolidated financial statements.
Inventory
In July 2015, the FASB issued new guidance on simplifying the measurement of inventory. The amendments in this update specify that an entity should measure inventory within the scope of this update at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This new guidance is effective January 1, 2017 and will be applied prospectively. The Company does not expect the adoption of this new standard to have a material impact on its consolidated financial statements.
Financial instruments
In January 2016, the FASB issued new guidance on the accounting for equity investments and financial liabilities. The new guidance will change the income statement effect of equity investments and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The new guidance also requires the Company to assess valuation allowances for deferred tax assets related to available-for-sale debt securities in combination with their other

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deferred tax assets. This new guidance is effective January 1, 2018. The Company is currently evaluating the impact of the adoption of this guidance and has not yet determined the effect on its consolidated financial statements.
Leases
In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities. In addition, lessees will be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures. The new standard does not make extensive changes to lessor accounting. The new guidance is effective January 1, 2019 and will be applied using a modified retrospective approach. The Company is currently evaluating the impact of the adoption of this guidance and has not yet determined the effect on its consolidated financial statements.
Derivatives and hedging
In March 2016, the FASB issued new guidance that clarifies the requirements for assessing whether contingent call or put options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. The new guidance requires only an assessment of the four-step decision sequence outlined in GAAP to determine whether the economic characteristics and risks of call or put options are clearly and closely related to the economic characteristics and risks. This new guidance is effective January 1, 2017 and the Company is currently evaluating the impact of the adoption of this guidance and has not yet determined the effect on its consolidated financial statements.
Equity method investments
In March 2016, the FASB issued new guidance that simplifies the transition to equity method accounting. The new guidance eliminates the requirement to retroactively apply the equity method of accounting when an increase in ownership interest in an investment qualifies for equity method accounting. This new guidance is effective January 1, 2017 and will be applied prospectively. The Company does not expect the adoption of this new standard to have a material impact on its consolidated financial statements.

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3. Segmented information

three months ended March 31	Natural Gas Pipelines		Liquids Pipelines		Energy		Corporate		Total
(unaudited - millions of Canadian $)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Revenues	1,313	1,305	480	443	754	1,126	—	—	2,547	2,874
Income from equity investments	51	54	—	—	84	83	—	—	135	137
Plant operating costs and other	(372)	(405)	(125)	(115)	(167)	(210)	(51)	(24)	(715)	(754)
Commodity purchases resold	—	—	(44)	—	(470)	(681)	—	—	(514)	(681)
Property taxes	(94)	(90)	(23)	(23)	(24)	(21)	—	—	(141)	(134)
Depreciation and amortization	(287)	(279)	(70)	(63)	(88)	(85)	(9)	(7)	(454)	(434)
Asset impairment charges	—	—	—	—	(211)	—	—	—	(211)	—
Loss on sale of assets	(4)	—	—	—	—	—	—	—	(4)	—
Segmented earnings/(losses)	607	585	218	242	(122)	212	(60)	(31)	643	1,008
Interest expense									(420)	(318)
Interest income and other									201	(14)
Income before income taxes									424	676
Income tax expense									(70)	(207)
Net income									354	469
Net income attributable to non-controlling interests									(80)	(59)
Net income attributable to controlling interests									274	410
Preferred share dividends									(22)	(23)
Net income attributable to common shares									252	387
TOTAL ASSETS

(unaudited - millions of Canadian $)	March 31, 2016	December 31, 2015

Natural Gas Pipelines	30,374	31,039
Liquids Pipelines	15,622	16,046
Energy	15,934	15,558
Corporate	2,028	1,699
	63,958	64,342

4. Asset impairment charges
Power Purchase Arrangements
On March 7, 2016, TransCanada issued notice to the Balancing Pool of the decision to terminate its Sheerness and Sundance A PPAs. In accordance with a provision in the PPAs, a buyer is permitted to terminate the arrangement if a change in law occurs that makes the arrangement unprofitable or more unprofitable. As a result of recent changes in law surrounding the Alberta Specified Gas Emitters Regulation, the Company expects increasing costs related to carbon emissions to continue throughout the remaining terms of the PPAs resulting in increasing unprofitabilty. As such, at March 31, 2016, the Company recognized a non-cash impairment charge of $211 million ($155 million after-tax) in its Energy segment, which represents the carrying value of the PPAs.

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On March 7, 2016, TransCanada also issued notice to the Balancing Pool of the decision to terminate its Sundance B PPA. The Sundance B PPA is held in the ASTC Power Partnership in which the Company holds a 50 per cent ownership interest. As a result, the Company recognized a non-cash impairment charge of $29 million ($21 million after-tax) in its Energy segment, which represents the carrying value of the equity investment. This impairment charge is included in the income from equity investments on the condensed consolidated statement of income.
5. Income taxes
At March 31, 2016, the total unrecognized tax benefit of uncertain tax positions was approximately $18 million (December 31, 2015 - $17 million). TransCanada recognizes interest and penalties related to income tax uncertainties in income tax expense. Included in income tax expense for the three months ended March 31, 2016 is nil for interest expense and nil for penalties (March 31, 2015 - nil for interest expense and nil for penalties). At March 31, 2016, the Company had $4 million accrued for interest expense and nil accrued for penalties (December 31, 2015 - $4 million accrued for interest expense and nil for penalties).
The effective tax rates for the three-month periods ended March 31, 2016 and 2015 were 17 per cent and 31 per cent, respectively. The lower effective tax rate in 2016 was primarily the result of lower flow-through taxes in 2016 on Canadian regulated pipelines and changes in the proportion of income earned between Canadian and foreign jurisdictions.
6. Long-term debt
LONG-TERM DEBT ISSUED
The Company issued long-term debt in the three months ended March 31, 2016 as follows:

(unaudited - millions of Canadian $, unless noted otherwise)	Issue date	Type	Maturity date	Amount	Interest rate

TRANSCANADA PIPELINES LIMITED
	January 2016	Senior Unsecured Notes	January 2019	US $400	3.125%
	January 2016	Senior Unsecured Notes	January 2026	US $850	4.875%
LONG-TERM DEBT RETIRED
The Company retired long-term debt in the three months ended March 31, 2016 as follows:

(unaudited - millions of Canadian $, unless noted otherwise)	Retirement date	Type	Amount	Interest rate

TRANSCANADA PIPELINES LIMITED
	January 2016	Senior Unsecured Notes	US $750	0.75%
NOVA GAS TRANSMISSION LTD.
	February 2016	Debentures	$225	12.2%
In the three months ended March 31, 2016, TransCanada capitalized interest related to capital projects of $41 million (2015 - $70 million).

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7. Equity and share capital
COMMON SHARES
In January 2016, the Company repurchased and cancelled 305,407 of its common shares at an average price of $44.90 for a total of $14 million (weighted average cost of $6 million). The difference of $8 million between the total price paid and the weighted average cost was recorded in Additional paid-in capital.
PREFERRED SHARES
On February 1, 2016, holders of 1.3 million Series 5 cumulative redeemable first preferred shares exercised their option to convert to Series 6 cumulative redeemable first preferred shares and receive quarterly floating rate cumulative dividends at an annual rate equal to the applicable 90-day Government of Canada treasury bill rate plus 1.54 per cent which will reset every quarter going forward. The fixed dividend rate on the remaining Series 5 preferred shares was reset for five years at 2.263 per cent per annum. Such rate will reset every five years.
PREFERRED SHARE CONVERSION
The following table summarizes the impact of the 2016 conversion of preferred shares discussed above:

(unaudited - millions of Canadian $, unless noted otherwise)	Number of shares issued and outstanding (thousands)	Current yield	Annual dividend per share[1]	Redemption price per share[2]	Redemption and conversion option date [2,3]	Right to convert into[3]

Cumulative first preferred shares
Series 5	12,714	2.263%	$0.56575	$25.00	January 30, 2021	Series 6
Series 6	1,286	Floating[3,4]	Floating	$25.00	January 30, 2021	Series 5

[1]
Holders of the cumulative redeemable first preferred shares set out in this table are entitled to receive a fixed cumulative quarterly preferred dividend, as and when declared by the Board, with the exception of Series 6 preferred shares. The holders of Series 6 preferred shares are entitled to receive a quarterly floating rate cumulative preferred dividend as and when declared by the Board.

[2]
TransCanada may, at its option, redeem all or a portion of the outstanding shares for the redemption price per share, plus all accrued and unpaid dividends on the applicable redemption option date and on every fifth anniversary date thereafter. In addition, Series 6 preferred shares are redeemable by TransCanada at any time other than on a designated redemption option date for $25.50 per share plus all accrued and unpaid dividends on such redemption date.

[3]
The holder will have the right, subject to certain conditions, to convert their first preferred shares of a specified series into first preferred shares of another specified series on the conversion option date and every fifth anniversary thereafter.

[4]	Commencing March 31, 2016, the floating quarterly dividend rate for the Series 6 preferred shares is 2.002 per cent and will reset every quarter going forward.

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8. Other comprehensive income/(loss) and accumulated other comprehensive loss
Components of other comprehensive income/(loss), including the portion attributable to non-controlling interests and related tax effects, are as follows:

three months ended March 31, 2016	Before tax	Income tax recovery/	Net of tax
(unaudited - millions of Canadian $)	amount	(expense)	amount

Foreign currency translation losses on net investment in foreign operations	(210)	(2)	(212)
Change in fair value of net investment hedges	(3)	1	(2)
Change in fair value of cash flow hedges	(54)	15	(39)
Reclassification to net income of gains on cash flow hedges	120	(40)	80
Reclassification to net income of actuarial gains and prior service costs on pension and other post-retirement benefit plans	5	(1)	4
Other comprehensive income on equity investments	4	(1)	3
Other comprehensive loss	(138)	(28)	(166)

three months ended March 31, 2015	Before tax	Income tax recovery/	Net of tax
(unaudited - millions of Canadian $)	amount	(expense)	amount

Foreign currency translation gains on net investment in foreign operations	460	9	469
Change in fair value of net investment hedges	(359)	93	(266)
Change in fair value of cash flow hedges	21	(6)	15
Reclassification to net income of gains and losses on cash flow hedges	73	(29)	44
Reclassification to net income of actuarial gains and losses and prior service costs on pension and other post-retirement benefit plans	10	(3)	7
Other comprehensive income on equity investments	4	(1)	3
Other comprehensive income	209	63	272
The changes in AOCI by component are as follows:

three months ended March 31, 2016	Currency translation	Cash flow	Pension and OPEB plan	Equity
(unaudited - millions of Canadian $)	adjustments	hedges	adjustments	investments	Total[1]

AOCI balance at January 1, 2016	(383)	(97)	(198)	(261)	(939)
Other comprehensive loss before reclassifications[2]	(110)	(37)	—	—	(147)
Amounts reclassified from accumulated other comprehensive loss	—	80	4	3	87
Net current period other comprehensive (loss)/income[3]	(110)	43	4	3	(60)
AOCI balance at March 31, 2016	(493)	(54)	(194)	(258)	(999)

[1]	All amounts are net of tax. Amounts in parentheses indicate losses recorded to OCI.

[2]	Other comprehensive loss before reclassifications on currency translation adjustments and cash flow hedges is net of non-controlling interest losses of $104 million and $2 million, respectively.

[3]
Losses related to cash flow hedges reported in AOCI and expected to be reclassified to net income in the next 12 months are estimated to be $47 million ($28 million, net of tax) at March 31, 2016. These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

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Details about reclassifications out of AOCI into the consolidated statement of income are as follows:

	Amounts reclassified from accumulated other comprehensive loss[1]		Affected line item in the condensed consolidated statement of income
	three months ended March 31	three months ended March 31
(unaudited - millions of Canadian $)	2016	2015

Cash flow hedges
Commodities	(82)	(69)	Revenues (Energy)
Foreign exchange	(34)	—	Interest income and other
Interest	(4)	(4)	Interest expense
	(120)	(73)	Total before tax
	40	29	Income tax expense
	(80)	(44)	Net of tax
Pension and other post-retirement benefit plan adjustments
Amortization of actuarial loss	(5)	(10)	[2]
	1	3	Income tax expense
	(4)	(7)	Net of tax
Equity investments
Equity income	(4)	(4)	Income from equity investments
	1	1	Income tax expense
	(3)	(3)	Net of tax

[1]	All amounts in parentheses indicate expenses to the condensed consolidated statement of income.

[2]	These accumulated other comprehensive loss components are included in the computation of net benefit cost. Refer to Note 9 for additional detail.
9. Employee post-retirement benefits
The net benefit cost recognized for the Company’s defined benefit pension plans and other post-retirement benefit plans is as follows:

	three months ended March 31
	Pension benefit plans		Other post-retirement benefit plans
(unaudited - millions of Canadian $)	2016	2015	2016	2015

Service cost	26	27	1	1
Interest cost	30	28	2	2
Expected return on plan assets	(40)	(38)	—	—
Amortization of actuarial loss	4	9	1	1
Amortization of regulatory asset	4	6	—	—
Net benefit cost recognized	24	32	4	4

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10. Risk management and financial instruments
RISK MANAGEMENT OVERVIEW
TransCanada has exposure to market risk and counterparty credit risk, and has strategies, policies and limits in place to manage the impact of these risks on earnings and cash flow.
COUNTERPARTY CREDIT RISK
TransCanada’s maximum counterparty credit exposure with respect to financial instruments at March 31, 2016, without taking into account security held, consisted of accounts receivable, available for sale assets recorded at fair value, the fair value of derivative assets, notes, loans and advances receivable. The Company regularly reviews its accounts receivable and records an allowance for doubtful accounts as necessary using the specific identification method. At March 31, 2016, there were no significant amounts past due or impaired, and there were no significant credit losses during the period.
The Company had a credit risk concentration due from a counterparty of $191 million (US$147 million) at March 31, 2016 (December 31, 2015 - $248 million (US$179 million)). This amount is expected to be fully collectible and is secured by a guarantee from the counterparty’s investment grade parent company.
NET INVESTMENT IN FOREIGN OPERATIONS
The Company hedges its net investment in foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps and foreign exchange forward contracts.
U.S. dollar-denominated debt designated as a net investment hedge

(unaudited - millions of Canadian $, unless noted otherwise)	March 31, 2016	December 31, 2015

Notional amount	19,100 (US 14,700)	23,100 (US 16,700)
Fair value	20,100 (US 15,500)	23,800 (US 17,200)
Derivatives designated as a net investment hedge

	March 31, 2016		December 31, 2015
(unaudited - millions of Canadian $, unless noted otherwise)	Fair value[1]	Notional or principal amount	Fair value[1]	Notional or principal amount

Asset/(liability)
U.S. dollar cross-currency interest rate swaps (maturing 2016 to 2019)[2]	(573)	US 2,900	(730)	US 3,150
U.S. dollar foreign exchange forward contracts (maturing 2016 to 2017)	(58)	US 700	50	US 1,800
	(631)	US 3,600	(680)	US 4,950

[1]	Fair values equal carrying values.

[2]
In the three months ended March 31, 2016, net realized gains of $2 million (2015 - gains of $3 million) related to the interest component of cross-currency swap settlements are included in interest expense.

FINANCIAL INSTRUMENTS
Non-derivative financial instruments
Fair value of non-derivative financial instruments
The fair value of the Company's Notes receivable is calculated by discounting future payments of interest and principal using forward interest rates. The fair value of Long-term debt and Junior subordinated notes is estimated using an

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income approach based on quoted market prices for the same or similar debt instruments from external data service providers.
Available for sale assets are recorded at fair value which is calculated using quoted market prices where available. Certain non-derivative financial instruments included in cash and cash equivalents, accounts receivable, intangible and other assets, notes payable, accounts payable and other, accrued interest and other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity and would also be classified in Level II of the fair value hierarchy.
Credit risk has been taken into consideration when calculating the fair value of non-derivative instruments.
Balance sheet presentation of non-derivative financial instruments
The following table details the fair value of the non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

	March 31, 2016		December 31, 2015
(unaudited - millions of Canadian $)	Carrying amount	Fair value	Carrying amount	Fair value

Notes receivable[1]	155	200	214	265
Current and long-term debt[2,3]	(30,509)	(33,515)	(31,456)	(34,309)
Junior subordinated notes	(2,257)	(1,745)	(2,409)	(2,011)
	(32,611)	(35,060)	(33,651)	(36,055)

[1]	Notes receivable are included in other current assets and intangible and other assets on the condensed consolidated balance sheet.

[2]	Long-term debt is recorded at amortized cost except for US$900 million (December 31, 2015 - US$850 million) that is attributed to hedged risk and recorded at fair value.

[3]
Consolidated net income for the three months ended March 31, 2016 included unrealized losses of $12 million (March 31, 2015 - losses of $3 million) for fair value adjustments attributable to the hedged interest rate risk associated with interest rate swap fair value hedging relationships on US$900 million of long-term debt at March 31, 2016 (December 31, 2015 - US$850 million). There were no other unrealized gains or losses from fair value adjustments to the non-derivative financial instruments.

Available for sale assets summary
The following tables summarize additional information about the Company's restricted investments that are classified as available for sale assets:

	March 31, 2016		December 31, 2015
(unaudited - millions of Canadian $)	LMCI restricted investments	Other restricted investments[2]	LMCI restricted investments	Other restricted investments[2]

Fair Values[1]
Fixed income securities (maturing within 5 years)	—	86	—	90
Fixed income securities (maturing after 10 years)	338	—	261	—
	338	86	261	90

[1]	Available for sale assets are recorded at fair value and included in intangible and other assets on the condensed consolidated balance sheet.

[2]	Other restricted investments have been set aside to fund insurance claim losses to be paid by the Company's wholly-owned captive insurance subsidiary.

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	March 31, 2016		March 31, 2015
(unaudited - millions of Canadian $)	LMCI restricted investments[1]	Other restricted investments[2]	LMCI restricted investments[1]	Other restricted investments[2]

Net unrealized gains in the period
three months ended	5	1	—	—

[1]
Gains and losses arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses as regulatory assets or liabilities.

[2]	Unrealized gains and losses on other restricted investments are included in OCI.
Derivative instruments
Fair value of derivative instruments
The fair value of foreign exchange and interest rate derivatives has been calculated using the income approach which uses period end market rates and applies a discounted cash flow valuation model. The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the Black-Scholes pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments.
In some cases, even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.

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Balance sheet presentation of derivative instruments
The balance sheet classification of the fair value of the derivative instruments as at March 31, 2016 is as follows:

at March 31, 2016	Cash Flow Hedges[1]	Fair Value Hedges[1]	Net Investment Hedges[1]	Held for Trading[1]	Total Fair Value of Derivative Instruments
(unaudited - millions of Canadian $)

Other current assets
Commodities[2]	37	—	—	481	518
Foreign exchange	—	—	7	25	32
Interest rate	—	5	—	1	6
	37	5	7	507	556
Intangible and other assets
Commodities[2]	5	—	—	197	202
Foreign exchange	—	—	6	—	6
Interest rate	—	8	—	—	8
	5	8	6	197	216
Total Derivative Assets	42	13	13	704	772

Accounts payable and other
Commodities[2]	(137)	—	—	(554)	(691)
Foreign exchange	(35)	—	(301)	(51)	(387)
Interest rate	(2)	—	—	(1)	(3)
	(174)	—	(301)	(606)	(1,081)
Other long-term liabilities
Commodities[2]	—	—	—	(280)	(280)
Foreign exchange	—	—	(343)	—	(343)
Interest rate	(2)	—	—	—	(2)
	(2)	—	(343)	(280)	(625)
Total Derivative Liabilities	(176)	—	(644)	(886)	(1,706)

[1]	Fair value equals carrying value.

[2]	Includes purchases and sales of power, natural gas, and liquids.

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The balance sheet classification of the fair value of the derivative instruments as at December 31, 2015 is as follows:

at December 31, 2015	Cash Flow Hedges[1]	Fair Value Hedges[1]	Net Investment Hedges[1]	Held for Trading[1]	Total Fair Value of Derivative Instruments
(unaudited - millions of Canadian $)

Other current assets
Commodities[2]	46	—	—	326	372
Foreign exchange	—	—	65	2	67
Interest rate	—	1	—	2	3
	46	1	65	330	442
Intangible and other assets
Commodities[2]	11	—	—	126	137
Foreign exchange	—	—	29	—	29
Interest rate	—	2	—	—	2
	11	2	29	126	168
Total Derivative Assets	57	3	94	456	610

Accounts payable and other
Commodities[2]	(112)	—	—	(443)	(555)
Foreign exchange	—	—	(313)	(54)	(367)
Interest rate	(1)	(1)	—	(2)	(4)
	(113)	(1)	(313)	(499)	(926)
Other long-term liabilities
Commodities[2]	(31)	—	—	(131)	(162)
Foreign exchange	—	—	(461)	—	(461)
Interest rate	(1)	(1)	—	—	(2)
	(32)	(1)	(461)	(131)	(625)
Total Derivative Liabilities	(145)	(2)	(774)	(630)	(1,551)

[1]	Fair value equals carrying value.

[2]	Includes purchases and sales of power and natural gas.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to the Company's risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.

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Notional and Maturity Summary
The following tables present the maturity and notional principal or quantity outstanding related to the Company's derivative instruments excluding hedges of the net investment in foreign operations:

at March 31, 2016	Power	Natural Gas	Liquids	Foreign Exchange	Interest

Purchases[1]	100,255	236	3	—	—
Sales[1]	72,789	157	4	—	—
Millions of dollars	—	—	—	US 5,853	US 1,500
Maturity dates	2016-2020	2016-2020	2016	2016	2016-2019

[1]	Volumes for power, natural gas and liquids derivatives are in GWh, Bcf and MMBbls, respectively.

at December 31, 2015	Power	Natural Gas	Foreign Exchange	Interest

Purchases[1]	70,331	133	—	—
Sales[1]	54,382	70	—	—
Millions of dollars	—	—	US 1,476	US 1,100
Maturity dates	2016–2020	2016–2020	2016	2016–2019

[1]	Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.
Unrealized and Realized (Losses)/Gains of Derivative Instruments
The following summary does not include hedges of the net investment in foreign operations.

	three months ended March 31
(unaudited - millions of Canadian $)	2016	2015

Derivative instruments held for trading[1]
Amount of unrealized (losses)/gains in the period
Commodities[2]	(67)	(26)
Foreign exchange	27	(29)
Amount of realized (losses)/gains in the period
Commodities	(95)	1
Foreign exchange	44	(43)
Derivative instruments in hedging relationships
Amount of realized (losses)/gains in the period
Commodities	(73)	16
Foreign exchange	(63)	—
Interest rate	2	2

[1]
Realized and unrealized gains and losses on held for trading derivative instruments used to purchase and sell commodities are included net in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative instruments held for trading are included net in Interest expense and Interest income and other, respectively.

[2]
Following the March 17, 2016 announcement of the Company's intention to sell the U.S. Northeast merchant power assets, a loss of $49 million and a gain of $7 million (2015 - nil) were recorded in net income relating to discontinued cash flow hedges where it was probable that the anticipated underlying transaction would not occur as a result of a future sale.

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Derivatives in cash flow hedging relationships
The components of OCI (Note 8) related to derivatives in cash flow hedging relationships are as follows:

	three months ended March 31
(unaudited - millions of Canadian $, pre-tax)	2016	2015

Change in fair value of derivative instruments recognized in OCI (effective portion)[1]
Commodities	(16)	21
Foreign exchange	(35)	—
Interest rate	(1)	—
	(52)	21
Reclassification of gains/(losses) on derivative instruments from AOCI to net income (effective portion)[1]
Commodities[2]	82	69
Foreign exchange[3]	34	—
Interest rate[4]	4	4
	120	73
Losses on derivative instruments recognized in net income (ineffective portion)
Commodities[2]	(58)	(63)
	(58)	(63)

[1]	No amounts have been excluded from the assessment of hedge effectiveness. Amounts in parentheses indicate losses recorded to OCI.

[2]	Reported within revenues on the condensed consolidated statement of income.

[3]	Reported within interest income and other on the condensed consolidated statement of income.

[4]	Reported within interest expense on the condensed consolidated statement of income.
Offsetting of derivative instruments
The Company enters into derivative contracts with the right to offset in the normal course of business as well as in the event of default. TransCanada has no master netting agreements, however, similar contracts are entered into containing rights to offset. The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis in the balance sheet. The following table shows the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

at March 31, 2016	Gross derivative instruments presented on the balance sheet	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)

Derivative - Asset
Commodities	720	(560)	160
Foreign exchange	38	(38)	—
Interest rate	14	(3)	11
Total	772	(601)	171
Derivative - Liability
Commodities	(971)	560	(411)
Foreign exchange	(730)	38	(692)
Interest rate	(5)	3	(2)
Total	(1,706)	601	(1,105)

[1]	Amounts available for offset do not include cash collateral pledged or received.

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The following table shows the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis as at December 31, 2015:

at December 31, 2015	Gross derivative instruments presented on the balance sheet	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)

Derivative - Asset
Commodities	509	(418)	91
Foreign exchange	96	(93)	3
Interest rate	5	(1)	4
Total	610	(512)	98
Derivative - Liability
Commodities	(717)	418	(299)
Foreign exchange	(828)	93	(735)
Interest rate	(6)	1	(5)
Total	(1,551)	512	(1,039)

[1]	Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above as at March 31, 2016, the Company provided cash collateral of $458 million (December 31, 2015 - $482 million) and letters of credit of $23 million (December 31, 2015 - $41 million) to its counterparties. The Company held nil (December 31, 2015 - nil) in cash collateral and $21 million (December 31, 2015 - $2 million) in letters of credit from counterparties on asset exposures at March 31, 2016.
Credit risk related contingent features of derivative instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade.
Based on contracts in place and market prices at March 31, 2016, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position was $42 million (December 31, 2015 - $32 million), for which the Company had provided collateral in the normal course of business of nil (December 31, 2015 - nil). If the credit-risk-related contingent features in these agreements were triggered on March 31, 2016, the Company would have been required to provide additional collateral of $42 million (December 31, 2015 - $32 million) to its counterparties. Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.
The Company has sufficient liquidity in the form of cash and undrawn committed revolving bank lines to meet these contingent obligations should they arise.

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FAIR VALUE HIERARCHY
The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How fair value has been determined
Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date.
Level II
Valuation based on the extrapolation of inputs, other than quoted prices included within Level I, for which all significant inputs are observable directly or indirectly.

Inputs include published exchange rates, interest rates, interest rate swap curves, yield curves and broker quotes from external data service providers.

This category includes interest rate and foreign exchange derivative assets and liabilities where fair value is determined using the income approach and commodity derivatives where fair value is determined using the market approach.

Transfers between Level I and Level II would occur when there is a change in market circumstances.

Level III
Valuation of assets and liabilities are measured using a market approach based on extrapolation of inputs that are unobservable or where observable data does not support a significant portion of the derivative's fair value. This category mainly includes long-dated commodity transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, if not available, long-term broker quotes to estimate the fair value for these transactions. Valuation of options is based on the Black-Scholes pricing model.

Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which significant inputs are considered to be observable. As contracts near maturity and observable market data becomes available, they are transferred out of Level III and into Level II.

The fair value of the Company’s derivative instrument assets and liabilities measured on a recurring basis, including both current and non-current portions for 2016, are categorized as follows:

at March 31, 2016	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
(unaudited - millions of Canadian $, pre-tax)	(Level I)[1]	(Level II)[1]	(Level III)[1]	Total

Derivative instrument assets:
Commodities	45	645	30	720
Foreign exchange	—	38	—	38
Interest rate	—	14	—	14
Derivative instrument liabilities:
Commodities	(121)	(829)	(21)	(971)
Foreign exchange	—	(730)	—	(730)
Interest rate	—	(5)	—	(5)
	(76)	(867)	9	(934)

[1]	There were no transfers from Level I to Level II or from Level II to Level III for the three months ended March 31, 2016.

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The fair value of the Company’s assets and liabilities measured on a recurring basis, including both current and non-current portions for 2015, are categorized as follows:

at December 31, 2015	Quoted prices in active markets (Level I)[1]	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]
(unaudited - millions of Canadian $, pre-tax)				Total

Derivative instrument assets:
Commodities	34	462	13	509
Foreign exchange	—	96	—	96
Interest rate	—	5	—	5
Derivative instrument liabilities:
Commodities	(102)	(611)	(4)	(717)
Foreign exchange	—	(828)	—	(828)
Interest rate	—	(6)	—	(6)
	(68)	(882)	9	(941)

[1]	There were no transfers from Level I to Level II or from Level II to Level III for the year ended December 31, 2015.
The following table presents the net change in fair value of derivative assets and liabilities classified as Level III of the fair value hierarchy:

	three months ended March 31
(unaudited - millions of Canadian $, pre-tax)	2016	2015

Balance at beginning of period	9	4
Total gains/(losses) included in net income	3	(3)
Transfers out of Level III	(3)	—
Settlements	1	—
Sales	(1)	—
Total gains included in OCI	—	1
Balance at end of period[1]	9	2

[1]
For the three months ended months ended March 31, 2016, revenues include unrealized gains of $2 million attributed to derivatives in the Level III category that were still held at March 31, 2016 (2015 - losses of $3 million).

A 10 per cent increase or decrease in commodity prices, with all other variables held constant, would result in a less than $1 million increase or decrease in the fair value of outstanding derivative instruments included in Level III as at March 31, 2016.
11. Acquisitions and Dispositions
Natural Gas Pipelines
Portland Natural Gas Transmission System
On January 1, 2016, TransCanada completed the sale of a 49.9 per cent interest in Portland Natural Gas Transmission System (PNGTS) to TC PipeLines, LP for an aggregate purchase price of US$223 million. Proceeds were comprised of US$188 million in cash and the assumption of US$35 million in proportional PNGTS debt.

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Columbia Pipeline Group, Inc.
On March 17, 2016, TransCanada entered into an agreement to acquire Columbia for a purchase price of US$10.2 billion in cash as well as the assumption of approximately US$2.8 billion of debt. The cash components of the acquisition will be financed through proceeds of $4.4 billion from the sale of the subscription receipts, committed bridge term loan credit facilities in the aggregate amount of US$6.9 billion and existing cash on hand. The sale of the subscription receipts, which are exchangeable into common shares at closing of the acquisition, was completed on April 1, 2016 through a public offering as described in Note 14, Subsequent events. The Company expects the acquisition to close in second half 2016 subject to various factors, including the timing of shareholder and regulatory approvals.
Iroquois Gas Transmission System LP
On March 31, 2016, TransCanada acquired a 4.87 per cent interest in Iroquois for an aggregate purchase price of US$53.8 million. As a result of this acquisition, TransCanada’s interest in Iroquois has increased to 49.35 per cent.
TC Offshore LLC
On March 31, 2016, the Company completed the sale of TC Offshore LLC to a third party. This resulted in an additional loss on disposal of $4 million pre-tax which is included in loss on sale of assets in the condensed consolidated statement of income.
Energy
Ironwood
On February 1, 2016, TransCanada acquired the Ironwood natural gas fired, combined cycle power plant in Lebanon, Pennsylvania, with a capacity of 778 MW, for US$657 million in cash before post-acquisition adjustments. The Ironwood power plant delivers energy into the PJM power market. The Company measured the assets and liabilities acquired at fair value. The evaluation of assigned fair value is ongoing, however, preliminary findings indicate that the transaction will result in no goodwill. Upon acquisition, the Company began consolidating Ironwood. The revenues and earnings of Ironwood, since the date of acquisition, have not had a material impact on the consolidated results of the Company. In addition, the pro forma incremental impact on the Company’s consolidated results for each of the periods presented is not material.
12. Commitments and guarantees
TransCanada and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the Company’s consolidated financial position or results of operations.
COMMITMENTS
TransCanada’s commitments at December 31, 2015 included fixed payments, net of sublease receipts for Alberta PPAs. As a result of the March 7, 2016 notice to terminate our Sheerness, Sundance A and Sundance B PPAs, our future obligations from December 31, 2015 have decreased by: 2016 - $195 million, 2017 - $200 million, 2018 - $141 million, 2019 - $138 million and 2020 - $115 million.
GUARANTEES
TransCanada and its joint venture partner on Bruce Power, BPC Generation Infrastructure Trust (BPC), have each severally guaranteed certain contingent financial obligations of Bruce Power related to a lease agreement and contractor and supplier services. The Company’s exposure under certain of these guarantees is unlimited.

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In addition to the guarantees for Bruce Power, the Company and its partners in certain other jointly owned entities have either (i) jointly and severally, (ii) jointly or (iii) severally guaranteed the financial performance of these entities related primarily to delivery of natural gas and the payment of liabilities. For certain of these entities, any payments made by TransCanada under these guarantees in excess of its ownership interest are to be reimbursed by its partners.
The carrying value of these guarantees has been included in other long-term liabilities. Information regarding the Company’s guarantees is as follows:

		at March 31, 2016		at December 31, 2015
(unaudited - millions of Canadian $)	Term	Potential exposure[1]	Carrying value	Potential exposure[1]	Carrying value

Bruce Power	ranging to 2018[2]	88	1	88	2
Other jointly owned entities	ranging to 2040	81	25	139	24
		169	26	227	26

[1]	TransCanada’s share of the potential estimated current or contingent exposure.

[2]	Except for one guarantee with no termination date.
13. Variable interest entities
As a result of the implementation of the new FASB guidance on consolidation, a number of entities controlled by TransCanada are now considered to be variable interest entities (VIE). A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity’s operations through voting rights or do not substantively participate in the gains and losses of the entity.
In the normal course of business, the Company consolidates VIEs in which it has a variable interest and for which it is considered to be the primary beneficiary. VIEs in which the Company has a variable interest but is not the primary beneficiary are accounted for as equity investments.
Consolidated VIEs
The Company's consolidated VIEs consist of legal entities where the Company has the power, through voting or similar rights, to direct the activities of the VIE that most significantly impact economic performance including purchasing or selling significant assets; maintenance and operations of assets; incurring additional indebtedness; or determining the strategic operating direction of the entity. In addition, the Company has the obligation to absorb losses or the right to receive benefits from the consolidated VIE that could potentially be significant to the VIE.
A significant portion of the Company’s assets are held through VIEs in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business and the VIE’s assets can be used for general corporate purposes. The assets and liabilities of the consolidated VIEs whose assets cannot be used for purposes other than the settlement of the VIE’s obligations are as follows:

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	March 31,	December 31,
(unaudited - millions of Canadian $)	2016	2015

ASSETS
Current Assets
Cash and cash equivalents	76	54
Accounts receivable	53	55
Inventories	23	25
Other	8	6
	160	140
Plant, Property and Equipment	3,639	3,704
Equity Investments	618	664
Goodwill	500	541
	4,917	5,049
LIABILITIES
Current Liabilities
Accounts payable and other	66	74
Accrued interest	22	21
Current portion of long-term debt	57	45
	145	140
Regulatory Liabilities	32	33
Other Long-Term Liabilities	5	4
Deferred Income Tax Liabilities	2	—
Long-Term Debt	3,045	2,998
	3,229	3,175
Non-Consolidated VIEs
The Company’s non-consolidated VIEs consist of legal entities where the Company does not have the power to direct the activities that most significantly impact the economic performance of these VIEs or where this power is shared with third parties. The Company contributes capital to these VIEs and receives ownership interests that provide it with residual claims on assets after liabilities are paid.
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs are as follows:

	March 31,	December 31,
(unaudited - millions of Canadian $)	2016	2015

Balance sheet
Equity investments	5,520	5,410
Off-balance sheet
Potential exposure to guarantees (Note 12)	169	227
Maximum exposure to loss	5,689	5,637

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14. Subsequent events
Subscription receipts
On April 1, 2016, the Company issued 96.6 million subscription receipts at a price of $45.75 each for total proceeds of approximately $4.4 billion. Each subscription receipt will entitle the holder to automatically receive one common share of the Company upon closing of the Columbia Pipeline Group acquisition. While the subscription receipts remain outstanding, holders will be entitled to receive cash payments per subscription receipt that are equal to dividends declared by TransCanada on each common share. The gross proceeds from the sale of the subscription receipts will be held in escrow until the acquisition close date and will be recorded as Restricted cash by the Company.
Preferred shares
On April 20, 2016, the Company completed a public offering of 20 million Series 13 cumulative redeemable first preferred shares at a price of $25.00 per share, resulting in gross proceeds of $500 million.